PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

February 18, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jeffrey Riedler

Jennifer Riegel

Suzanne Hayes

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2008

Filed June 3, 2008

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated February 5, 2009 on the above-referenced filing.   Set forth below are the Company's responses to the staff’s comments. For the staff’s convenience, the staff’s comments are set forth in italics before each response.

Form 10-K filed on June 3, 2008

Item 11.  Executive Compensation

Compensation Discussion and Analysis, incorporated from page 15 of the proxy statement

1.

We note your statement that the compensation committee engages in benchmarking of the aggregate level of executive compensation, as well as the mix of elements used to compensate the executive officer.  If the compensation committee sets, adjusts or references compensation based on information gathered from a peer group of companies, please identify the peer companies, describe the information gathered about the peer companies and how your compensation compared, and explain how you used the data collected from peer companies to set or adjust your executive compensation.  If the compensation committee did not use gathered information to set or adjust executive compensation, please explain how they used the information.

RESPONSE:  The Company acknowledges the staff’s comment and will, to the extent applicable and relevant to the determination by the Compensation Committee of compensation for the named executives, provide additional disclosure, including information relevant to benchmarking to include the identity of peer companies, describe the information gathered about the peer companies and how compensation compared, as well as how the Company used the data collected from peer companies to set or adjust executive compensation.  We will revise our disclosure in future filings, including the Company’s Form 10-K for the year ended March 31, 2009, to include the following disclosure as applicable in Part III – Item 11. Executive Compensation.

At the request of the Compensation Committee, a compensation benchmarking analysis was conducted to assist in the determination of appropriate executive compensation for fiscal 2007 and fiscal 2008. Two groups of peer companies were researched: comparable companies located in South Florida and other Catalog/Direct Mail Retailers (based on the nature of the Company’s business).

United States Securities and Exchange Commission

February 18, 2009

Below is a list of each group:

South Florida companies:

National Beverage Corp., Geo Group Inc., Tarragon Corp., Answerthink Inc., Perry Ellis International Inc., Bluegreen Corp., Levitt Corp., Eclipsys Corp., and Beasley Broadcast Group Inc.

Catalog/Direct Mail Retailers:

1800Contacts, Drugstore.com Inc., Overstock.com Inc., 1-800-Flowers.com Inc., and Blue Nile, Inc.

The information gathered about the peer companies was as follows: with respect to corporate data - market capitalization, annual revenue, and annual earnings per share, and with respect to executive compensation - annual salary, bonuses, and stock based compensation.

Averages of each of the above categories were calculated.  Our Company’s data was then compared to the averages of the comparable companies’ data.  An average ratio, which was approximately 60% of the peer group average, was determined by the Board based on the collected data and that ratio was applied to determine a guideline for executive compensation.

2.

In the Compensation Discussion and Analysis, you make the following statements:

•

“…compensation is tied, in part, to the individual executive’s performance to encourage and reflect individual contributions to corporate performance.”

•

“We seek to maintain a performance-oriented culture with a compensation approach that rewards our executive officers who achieve our goals and objectives, while putting at risk an appropriate portion of their compensation against the possibility that our goals and objectives may not be achieved.”

•

“The following is considered when determining appropriate salary levels and increases:  individual current and sustained performance results and methods utilized to achieve results, and non-financial performance indicators to include strategic developments for which an executive has responsibility and managerial performance.”

Your discussion does not explain the compensation committee’s decision making process.  To the extent that the compensation committee set individual and corporate goals, these goals should be described.  Additionally, you should describe the committee’s analysis as to whether, and to what extent, these goals were achieved and how the achievement or failure to achieve these goals influenced or determined the committee’s decisions relating to each component of executive compensation.

RESPONSE:  The Company acknowledges the staff’s comment and will, to the extent applicable and relevant to the determination by the Compensation Committee of compensation for the named executives, provide additional disclosure, including the individual and corporate goals, and the committee’s analysis as to whether, and to what extent, these goals were achieved and how the achievement or failure to achieve these goals influenced or determined the committee’s decisions relating to each component of executive compensation.  We will revise our disclosure in future filings, including the Company’s Form 10-K for the year ended March 31, 2009, to include the following disclosure as applicable in  Part III – Item 11. Executive Compensation.

On an annual basis, a forecast (budget) is presented to the Board of Directors, and this annual forecast is discussed and must be approved by the Board.  The annual forecast serves as a baseline for the Company’s performance goals, including those of the executive officers.

The Chief Financial Officer’s (“CFO”) annual compensation package is comprised of salary, bonus and stock based compensation.  The package is determined preliminarily by the Company’s Chief Executive Officer, and as of June 2007 the CFO’s annual compensation package was increased to make it comparable to the packages as benchmarked (discussed previously).  Currently on an annual basis, the CEO together with the CFO determines performance-based goals for the CFO at the beginning of the fiscal year.

United States Securities and Exchange Commission

February 18, 2009

For Fiscal 2008, the CFO’s goals, on a percentage basis, included:  Net Revenue (22.5%), Operating Profit (22.5%), Qualitative Review (20%), with all three - “the higher the better,” and General and Administrative Expenses as a Percentage of Sales (25%) and Employee Turnover (10%), with both –“the lower the better.”  The goals of Net Revenue and Operating Profit are company-wide goals and the criteria are based annually on the board-approved forecast (budget). The Qualitative Review is also a company-wide “goal” and is based on reviews submitted by peers and subordinates with respect to the following criteria: Work Product (Quality, Consistency, Timeliness, Initiative, Adaptability, and Resourcefulness); Personal Integrity; Work Ethics; and Focus/Interpersonal Skills. The goal of minimizing the General and Administrative Expenses as a percentage of sales criteria is based on the board-approved forecast (budget).

The method used provides planned objectives that can be determined quantitatively on a scale of 1 to 5, apportioning weight to each goal as a percentage (totaling 100%) and based on the final ratings, awarding a percentage increase in salary, at a previously predetermined amount.  For example a rating of a 3 is meeting the predetermined goal.  Based on all of the above criteria, it was determined that the CFO had met or exceeded his goals.

Stock based compensation is also determined based on the above performance criteria.  Also, the annual bonus is based on a company-wide goal determined by management.  A minimum bonus is determined and the bonus pool can increase depending on exceeding the goal.  This bonus pool is then distributed to all employees, except for the Chief Executive Officer.  The distribution amount is based on position and time of service.

The Chief Executive Officer’s (“CEO”) annual compensation package is comprised of salary and stock based compensation determined by the Compensation Committee of the Board of Directors.  The CEO’s compensation package is determined by the terms of the CEO’s employment contract (current term: March 17, 2007 to March 16, 2010).  To determine the appropriate contract renewal terms for the Company’s CEO, the chairpersons of the compensation and audit committees conducted an in-depth review of the benchmarking data (previously discussed), which included comparable performing companies.  The committee also reviewed the compensation portions of the CEO’s initial contract and then-existing contract.  Additionally, the committee reviewed the Company’s performance during the CEO’s tenure and the financial and strategic goals that the CEO had set forth and presented to the Board each fiscal year (internal goals that are based on board-approved forecast (budget)).  Furthermore, a determination was made as to whether those goals had been missed, met, or exceeded.

At the time the terms of the current contract for our CEO were determined, it was determined based on the above, that the CEO had indeed met or exceeded the financial and strategic goals, focused on Net Revenue and Operating Profit of the Company, set forth in his prior contract, and that he was instrumental in getting the Company to where it was at the time. The committee then sought to develop a contract renewal that was both fair to our Company and that would recognize our CEO’s significant contribution to the success of our Company.

Executive Compensation, incorporated from page 18 of the proxy statement

3.

According to the text following the table titled “Fiscal 2008 Summary Compensation Table” on page 18, the table reflects the dollar amount recognized for awards of restricted stock granted to each of the Named Executive Officers in fiscal 2008.  This table indicates that $364,500 was recognized for grants to Menderes Akdag.  However, your table titled “Fiscal 2008 Grants of Plan-Based Awards,” appearing on page 19, indicates that there were no awards to Menderes Akdag in fiscal 2008.  Please revise to eliminate the apparent inconsistency.

RESPONSE:   The Company submits the following proposed revisions to clarify the disclosure previously provided in the paragraph following the table titled “Fiscal 2008 Summary Compensation Table” as follows:

The amounts reported in the Stock Awards column (column (e)) reflect the dollar amount~~, without any reductions for risk of forfeiture,~~ recognized for financial reporting purposes ~~for~~ in the fiscal year ended March 31, 2008 ~~of~~ for ~~awards~~ shares of restricted stock granted to each of the Named Executive Officers in prior years as described below and vested (forfeiture period expired) in fiscal 2008, calculated in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (“SFAS 123R”).  The grant date fair value of the restricted stock awards to Mr. Akdag was $1,093,500, which represented 90,000 restricted shares granted in February 2007 vesting one-third on the first, second, and third

United States Securities and Exchange Commission

February 18, 2009

anniversaries of the grant date of which 30,000 shares vested in February 2008, which represented a dollar amount of $364,500 in fiscal year ended March 31, 2008. ~~and~~ The grant date fair value of the restricted stock awards to Mr. Rosenbloom was $72,938, which represented 6,250 restricted shares granted in July 2006 vesting one-third on the first, second, and third anniversaries of the grant date of which 2,083 shares vested in July 2007, which represented a dollar amount of $24,313 in the fiscal year ended March 31, 2008, and $97,575, which represented 7,500 restricted shares granted in June 2007 vesting one-third on the first, second, and third anniversaries of the grant date of which 2,500 shares will vest in June 2008, which represented a dollar amount of $25,297 in the fiscal year ended March 31, 2008.

No revisions will be made to the information in the table titled “Fiscal 2008 Grants of Plan-Based Awards” since no awards were granted to Mr. Akdag in fiscal 2008.

The Company acknowledges the staff’s comment and will, to the extent applicable and relevant, provide additional disclosure, as described above, in future filings, including the Company’s Form 10-K for the year ended March 31, 2009, to clarify the information contained in the Summary Compensation Table.

Item 15.  Exhibits and Financial Statement Schedules, page 48

4.

On page 21 of your definitive proxy filed June 30, 2008, you disclose that you have an employment letter dated May 30, 2001 with Bruce S. Rosenbloom, your Chief Financial Officer.  Please revise to file a copy of this agreement.  See Item 602(b)(10) of Regulation S-K.

RESPONSE:  Attached please find a copy of the letter provided to Mr. Rosenbloom upon commencing employment with the Company.  The Company undertakes to file a copy of the letter to Mr. Rosenbloom in the Company’s Form 10-K for the year ended March 31, 2009.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comment.  In the event the staff requests the Company to file an amendment to the Company’s Form 10-K for the year ended March 31, 2008, pursuant to the communications of February 18, 2009 between Mr. Riedler and our counsel Roxanne K. Beilly, the Company intends to include in such amendment only those items of Form 10-K (Item 11 and Item 15) affected by the revisions.

Sincerely,

/s/ Bruce S. Rosenbloom
Bruce S. Rosenbloom
Chief Financial Officer

Cc: Roxanne K. Beilly, Esq.

United States Securities and Exchange Commission

February 18, 2009

Attachment

Employment Letter for Bruce S. Rosenbloom dated May 30, 2001

May 30, 2001

Dear Mr. Bruce Rosenbloom:

PetMed Express, Inc. (the “Company”) is pleased you have agreed to accept our offer of employment. As discussed, you will assume the position of Chief Financial Officer on May 30th 2001. This letter will serve to confirm our understanding of your acceptance of this position.

1.

You will be compensated with a yearly salary in the amount of $90,000 (ninety).

2.

You will be granted the right to purchase up to 50,000 shares of the Company Stock on May 30th 2001. The terms of the options will be spelled out in a separate letter to you.

3.

You will be entitled to participate in all benefit programs of the Company currently existing or hereafter made available to executive and/or salaried employees.

4.

Your employment and compensation with the Company are "at will" in that they can be terminated with or without cause, and with or without notice, at any time, at the option of either the Company or yourself, except as otherwise provided by law. The terms of this offer letter, therefore, do not and are not intended to create either an express and/or implied contract of employment with the Company.

5.

If the Company terminates your employment other than for cause, you will be entitled to three (3) months severance pay at your base salary at the time of your termination. “Cause” shall mean (a) committing or participating in an act of fraud, neglect, misrepresentation, embezzlement or dishonesty against the Company; (b) committing or participating in any other act or omission wantonly, willfully, recklessly or in a manner which was negligent against the Company; (c) engaging in a criminal enterprise involving moral turpitude; (d) conviction for a felony under the laws of the United States or any state thereof; (e) loss of any state or federal license required for you to perform your material duties or responsibilities for the Company.

Mr. Bruce Rosenbloom, if you agree with and accept the terms of this offer of employment, please sign below and return this letter to our office. We are confident your employment with PetMed Express will prove mutually beneficial, and we look forward to having you join us.

Very truly yours,	Accepted by:

/s/ Menderes Akdag	/s/ Bruce S. Rosenbloom

Menderes Akdag		Date May 30, 2001
Chief Executive Officer	Bruce Rosenbloom